ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2024

DATED AS OF MARCH 26, 2025

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is provided as of December 31, 2024, with specific updates after the financial year-end where indicated. More current information may be available on Osisko Gold Royalties Ltd's website at www.osiskogr.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, Osisko Gold Royalties Ltd generally maintains supporting materials on its website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the "Glossary of Terms" or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term "Osisko" or "Corporation" refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in United States dollars and in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Unless otherwise indicated herein, references to "$", "US$" or "U.S. dollars" are to United States dollars, and references to "C$" or "Canadian dollars" are to Canadian dollars. See "Exchange Rate Data". See also "Cautionary Statement Regarding Forward-Looking Statements". During the year ended December 31, 2024, the Corporation elected to change its presentation currency from Canadian dollars to U.S. dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, the "forward-looking statements"). Any statement that involves, without limitation, predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events, production estimates (including increase of production) of Osisko's assets (including any estimate of gold equivalent ounces to be received for any future period), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities), currency markets and general market conditions are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking information. In addition, statements and estimates (including data in tables) relating to Mineral Reserves and Mineral Resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Statements that are not historical facts and which are generally, but not always, identified by words such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "potential", "feasibility", "believes", "intends" or "projects", and similar expressions or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved may be forward-looking statements and are intended to identify forward-looking information. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to any health epidemic, pandemic and other outbreak of infectious disease and the effectiveness of such response and the potential impact of any health epidemic, pandemic and other outbreak of infectious disease on Osisko's business, operations and financial condition; and (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets. The forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: (I) the absence of significant change in the Corporation's ongoing income and assets relating to determination of its "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, (II) the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (III) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (IV) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (V) no adverse development in respect of any significant property, (VI) that statements and estimates relating to Mineral Reserves and Mineral Resources by owners and operators are accurate and (VII) the implementation of an adequate plan for integration of acquired assets.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko's general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Information Form.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, Osisko prepares its financial statements in accordance with IFRS Accounting Standards. Consequently, all of the financial statements and financial information of Osisko is prepared in accordance with IFRS Accounting Standards, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources in accordance Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this Annual Information Form concerning mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

The disclosure in this Annual Information Form relating to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 25, 2025 (except where stated otherwise), and none of this information or data has been independently verified by Osisko. As a holder of royalties, streams and other interests, Osisko generally has limited, if any, access to the properties included in or relating to its asset portfolio. Therefore, in preparing disclosure pertaining to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties, Osisko is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Osisko has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Osisko. Sometimes, the royalties, streams or other interests of Osisko cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves, Mineral Resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Corporation has included certain performance measures in this Annual Information Form that do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko's ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko's performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by Osisko by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of Osisko as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of Osisko, particularly since the excluded items are typically not included in Osisko's annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of Osisko's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

For information regarding the non-IFRS financial measures used by Osisko and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure, see "Non-IFRS Financial Performance Measures" in Osisko's management's discussion and analysis for the year ended December 31, 2024, which section is incorporated by reference herein. The financial statements and management's discussion and analysis of Osisko are available on SEDAR+ at www.sedarplus.ca.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2024	2023	2022
	($C)	($C)	($C)
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average rate for period	1.3698	1.3497	1.3013
Rate at end of period	1.4389	1.3226	1.3544

On March 25, 2025, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was $1.4296.

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"2024 Annual MD&A" means the Management's Discussions and Analysis of the Corporation for the year ended December 31, 2024.

"2025 NCIB Program" means the Corporation's Normal Course Issuer Bid program for 2025.

"affiliate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Ag" is the chemical symbol for silver.

"Agnico" means Agnico Eagle Mines Limited.

"associate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Au" is the chemical symbol for gold.

"Audit and Non-Audit Services Policy" means the policy adopted by the Audit and Risk Committee for the engagement of all audit and non-audit services to be rendered by Osisko's external auditor and any related party.

"Canadian Malartic Complex" means the mill and processing operations at the Canadian Malartic Mine and the Mining Operations at the Odyssey Underground Mine and at the Barnat open-pit.

"Canadian Malartic Mine" means the Canadian Malartic and Barnat open-pit mines.

"Canadian Malartic Report" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Complex".

"Canadian Malartic Royalty" has the meaning ascribed under the heading "Material Mineral Project - The Canadian Malartic Royalty".

"Canadian Malartic Royalty Agreement" means the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Agnico, as successor to Canadian Malartic GP.

"Cascabel Gold Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - Cascabel Royalty".

"Cascabel Royalty" has the meaning ascribed under the heading "General Development of Osisko's Business - Cascabel Royalty".

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Standards" means the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted in 2014 and prepared by the CIM Standing Committee on Reserve Definitions.

"Conflict of Interest and Related Party Transaction Policy" means the conflict of interest and related party transaction policy adopted on November 9, 2022 by the Osisko Board and as amended from time to time.

"CRA" means the Canada Revenue Agency.

"Credit Facility" means the revolving credit facility of C$550 million with a syndicate of financial institutions with a maturity date of April 30, 2028, including an additional uncommitted accordion of up to C$200 million for a total availability of up to C$750 million.

"CSA Acquisition Transaction" has the meaning ascribed under the heading "General Development of Osisko's Business - CSA Silver Stream".

"CSA Copper Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - CSA Copper Stream - CSA Mine".

"CSA Mine" has the meaning ascribed under the heading "General Development of Osisko's Business -CSA Silver Stream".

"CSA Silver Deposit" has the meaning ascribed under the heading "General Development of Osisko's Business - CSA Silver Stream".

"CSA Silver Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - CSA Silver Stream".

"Cu" is the chemical symbol for copper.

"Dalgaranga" means Dalgaranga Gold Project.

"Dividend Reinvestment Plan" means Osisko's dividend reinvestment plan.

"DRIP" means the Dividend Reinvestment Plan implemented by Osisko.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system.

"ESG" means environmental, social and governance.

"Falco" means Falco Resources Ltd.

"FNB" means Franco-Nevada (Barbados) Corporation.

"forward-looking statements" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"GEOs" means gold equivalent ounces; GEOs are calculated on a quarterly basis and include royalties and streams; silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period; diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period.

"Gibraltar mine" has the meaning ascribed under the heading "Description of Business - Gibraltar Silver Stream Amendments".

"Gibraltar Silver Stream" has the meaning ascribed under the heading "Description of Business - Gibraltar Silver Stream Amendments".

"Gold Fields" means Gold Fields Limited.

"GRR" means gross revenue royalty.

"GSR" means gross smelter return.

"g/t" means gram per tonne.

"Hot Chili" means Hot Chili Limited.

"IFRS Accounting Standards" has the meaning ascribed under the heading "General Matters".

"IRS" means the U.S. Internal Revenue Service.

"IT" means information technology.

"Metals Acquisition" means Metals Acquisition Limited.

"mineralization" means rock containing an undetermined amount of minerals or metals.

"Mining Operations" means the mining operations of the assets on which the Corporation holds a royalty, stream or other interests.

"Mt" means million tonnes (metric tons).

"Namdini" means the Namdini gold project.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

"NI 52-110" means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

"NSR" means net smelter return.

"NYSE" means the New York Stock Exchange.

"OBL" means Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko.

"Odyssey Underground Mine" means the East Gouldie deposit, the Odyssey South deposit, the Odyssey North deposit and the East Malartic deposit.

"Osisko" or "Corporation" has the meaning ascribed under the heading "General Matters".

"Osisko Arrangement" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Complex".

"Osisko Board" or "Board of Directors" means the board of directors of Osisko, as the same is constituted from time to time.

"Osisko Development" means Osisko Development Corp.

"Osisko DSU Plan" means Osisko's Deferred Share Unit Plan.

"Osisko DSUs" means Osisko's Deferred Share Units granted under the DSU Plan.

"Osisko Mining" means Osisko Mining Inc.

"Osisko Options" means the outstanding options to purchase Osisko Shares granted under the stock option plan of Osisko or otherwise granted by Osisko.

"Osisko Preferred Shares" has the meaning ascribed under the heading "Description of Capital Structure -Osisko Preferred Shares".

"Osisko RSUs" means Osisko's Restricted Share Units granted under the Osisko RSU Plan.

"Osisko RSU Plan" means Osisko's Restricted Share Unit Plan.

"Osisko Shareholders" means the holders of Osisko Shares.

"Osisko Shares" means common shares in the share capital of Osisko.

"oz" means troy ounce.

"Pb" is the chemical symbol for lead.

"PCAOB" means the Public Company Accounting Oversight Board.

"PFIC" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"PwC" means PricewaterhouseCoopers Inc.

"QBCA" means the Business Corporations Act (Québec) and the regulations made thereunder.

"Renard Diamond Mine" means the Renard diamond mine located in north-central Québec, which is held by SDCI.

"SDCI" means Stornoway Diamonds (Canada) Inc., the current holder of the Renard Diamond Mine.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR+" means the System for Electronic Data Analysis and Retrieval +.

"SolGold" means SolGold plc.

"SOX" means the Sarbanes-Oxley Act of 2002.

"t" means metric tonne.

"Taseko" means Taseko Mines Limited.

"Tembo" means Tembo Capital Mining Fund II.

"Tocantinzinho" means Tocantinzinho Gold Project.

"tpd" means tonnes per day.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Victoria" means Victoria Gold Corp.

"Yamana" means Yamana Gold Inc.

"Yamana Transaction" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Complex".

"Zn" is the chemical symbol for zinc.

NI 43-101 Definitions

"Indicated Mineral Resource"

Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

"Inferred Mineral Resource"

Refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource"

Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors, to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing sufficient to confirm both geological and grade or quality continuity between points of observation.

"Mineral Reserve"

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: Probable Mineral Reserves and Proven Mineral Reserves.

"Mineral Resource"

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineral Resources are categorized as follows on the basis of the degree of geological confidence: Inferred Mineral Resource, Indicated Mineral Resource  and Measured Mineral Resource.

"Modifying Factors"

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"pre-feasibility study" and "feasibility study"

Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of Modifying Factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.

"preliminary assessment"

The term "preliminary assessment" or "preliminary economic assessment", commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources other than a pre-feasibility study or feasibility study.

“Probable Mineral Reserve”	Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve"	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"qualified person"

Means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics, requires or encourages continuing professional development and has disciplinary powers to suspend or expel a member.

The terms "Mineral Resource", "Measured Mineral Resource", "Modifying Factors", "Indicated Mineral Resource", "Inferred Mineral Resource", "Probable Mineral Reserve" and "Proven Mineral Reserve" as well as "pre-feasibility study" and "feasibility study" used herein are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée" pursuant to the QBCA, as a wholly-owned subsidiary of Osisko Mining Corporation (now Canadian Malartic Corporation). On January 1, 2017, Osisko and its wholly-owned subsidiary Osisko Exploration James Bay Inc. amalgamated under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée".

The Osisko Shares are listed on the TSX and on the NYSE under the symbol "OR".

As of the date of this Annual Information Form, Osisko is a reporting issuer in all Provinces and Territories of Canada. Osisko is also a reporting issuer in the United States.

Osisko's head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2024, Osisko's only material subsidiary for the purposes of NI 51-102 was OBL, a wholly-owned subsidiary of Osisko. The following organizational chart reflects the ownership of the Corporation in its material subsidiary as at March 25, 2025.

DESCRIPTION OF BUSINESS

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit Osisko's risk/reward objectives. Osisko owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Corporation's cornerstone asset is a 3-5% NSR royalty on the Canadian Malartic Complex, located in Canada.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Corporation deploys capital through the acquisition of royalty and stream assets on metal mining projects at various stages of operation and development. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. Osisko will also strive to be an exceptional capital allocator by deploying capital into new and accretive investment opportunities to further enhance its growth profile.

Highlights - 2024

  80,740 GEOs earned (94,323 GEOs in 2023);

  Record revenues from royalties and streams of $191.2 million ($183.2 million in 2023);

  Record cash flows generated by operating activities of $159.9 million ($138.4 million in 2023);

  Impairment loss of $49.6 million on the Eagle Gold royalty (100% of the net book value) as a result of the heap leach facility incident;

  Net earnings of $16.3 million, $0.09 per basic share (net loss of $37.4 million, $0.20 per basic share in 2023);

  Adjusted earnings(1) of $97.3 million, $0.52 per basic share ($74.1 million, $0.40 per basic share in 2023);

  Net repayments of $49.7 million under the revolving Credit Facility;

  Cash balance of $59.1 million and debt outstanding of $93.9 million as at December 31, 2024;

  First delivery of copper received by OBL from MAC Copper Limited under the CSA Copper Stream;

  First payment received from G Mining Ventures Corp. under the Tocantinzinho 0.75% NSR royalty;

  First payment received from Agnico under the Akasaba West 2.5% NSR royalty (partial coverage of the property);

  Execution of a definitive agreement by OBL for a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) on SolGold's Cascabel copper-gold development project in Ecuador for a total of $225.0 million, mostly payable upon achieving certain milestones;

  Acquisition of a 1.8% GRR from Tembo Capital Mining Fund II ("Tembo") on Spartan Resources Limited's Dalgaranga in Western Australia and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for $50.0 million;

___________________________________________

(1) "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section in Osisko's management discussion and analysis for the year ended December 31, 2024 for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

  Amendment to the Gibraltar Silver Stream, against a payment of $12.7 million to Taseko, increasing Osisko's attributable silver percentage by 12.5% to 100% and extending the step-down delivery threshold to 6,811,603 ounces delivered;

  Publication of the fourth edition of the Company's sustainability report, Growing Responsibly and the 2024 Asset Handbook;

  Osisko renewed its normal course issuer bid. Pursuant to the 2025 NCIB Program, Osisko may acquire up to 9,331,275 Osisko Shares. Repurchases under the 2025 NCIB program will terminate on December 11, 2025. Daily purchases are limited to 73,283 Osisko Shares;

  Declaration of quarterly dividends totaling C$0.255 per Osisko Share in 2024 compared to C$0.235 per Osisko Share in 2023;

  Resignation of The Honourable Mr. John R. Baird and Mr. Robert Krcmarov from the Board of Directors; and

  Appointment of two new independent directors with the additions of Mr. David Smith and Ms. Wendy Louie to the Board of Directors.

Highlights - Subsequent to December 31, 2024

  Declaration of a quarterly dividend of C$0.065 per Osisko Share payable on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Cornerstone Asset: Canadian Malartic Royalty (3-5% NSR)

Osisko's cornerstone asset is the 3-5% Canadian Malartic Royalty on the Canadian Malartic Complex which is located in Malartic, Québec, and operated by Agnico. On March 31, 2023, Agnico completed the Yamana Transaction whereby it acquired Yamana's interest in its Canadian assets, including the other half of the Canadian Malartic Complex. The consolidation of Canadian Malartic Complex gave Agnico operational control of the Odyssey Underground Mine and provides the opportunity to monetize future additional mill capacity at the mine, given Agnico's extensive operations and strategic land position in the region.

In addition to the 5% NSR royalty on the Canadian Malartic Mine (including the Barnat Pit), Osisko also holds a 5% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3% NSR royalty on the Odyssey North underground deposit and a 3-5% NSR on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic Mine. Following the Yamana Transaction, the Canadian Malartic Mine and the Odyssey Underground Mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to Osisko on ore processed at the Canadian Malartic Complex mill from any property that was not part of the Canadian Malartic Complex at the time of the sale of the mine by Osisko Mining Corporation in 2014.

Update on Canadian Malartic Complex

On February 13, 2025, Agnico reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic Complex for the year 2025. The production forecast is lower in 2025 when compared to previous guidance primarily due to the company's decision to defer the reintroduction of pre-crushed low-grade ore, to accommodate modifications to the in-pit tailings approach and ramp-up. Production is forecast to be in line with previous guidance in 2026 (545,000 to 575,000 ounces) and increase by approximately 95,000 ounces of gold in 2027 (635,000 to 665,000 ounces), with the contribution from East Gouldie at Odyssey. From 2025 to 2027, production is expected to be sourced from the Barnat pit and increasingly complemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 85,000 ounces of gold in 2025, approximately 120,000 ounces of gold in 2026 and approximately 240,000 ounces of gold in 2027.

On February 13, 2025, Agnico reported gold production at the Canadian Malartic Complex of 655,654 ounces in 2024, compared to the previous mid-point guidance of 630,000 ounces of gold. Gold production in the fourth quarter of 2024 decreased to 146,485 ounces when compared to the prior-year period of 168,272 ounces due to lower grades resulting from a higher proportion of low-grade stockpiles than planned, combined with lower throughput to accommodate adjustments to the in-pit tailings disposal approach.

In the fourth quarter of 2024, ramp development continued to progress ahead of schedule at the Odyssey Underground Mine, and as at December 31, 2024, the main ramp reached a depth of 912 metres and the ramp towards the mid-shaft loading station reached a depth of 945 metres. Additionally, Agnico continued to develop the main ventilation system on Level 54 between Odyssey South and East Gouldie deposits and expects to begin excavating the first air raise for the East Gouldie deposit in the second quarter of 2025. In the fourth quarter of 2024, shaft sinking activities set a record quarterly performance, progressing at a rate of 2.15 metres per day, and, as at December 31, 2024, the shaft reached level 102, the top of the midshaft loading station, at a depth of 1,026 metres. The design of the mid-shaft loading station between levels 102 and 114 is in progress. This station will include a crushing and material handling circuit for ore and waste, along with support infrastructure, including a maintenance shop. Excavation of the mid-shaft loading station is expected to begin in the first quarter of 2025 and continue through the remainder of the year. Construction progressed on schedule and on budget in the fourth quarter of 2024. At the main hoist building, the rope installation for the service hoist was completed in the fourth quarter of 2024. The construction of the temporary loading station on Level 64 progressed according to plan and the service hoist is now expected to be commissioned in the first quarter of 2025, providing a hoisting capacity of 3,500 tpd. In the fourth quarter, the foundations of the main office and service building were completed and the structural steel installation is ongoing. The construction of the main office building is expected to be finished by the first quarter of 2026. At the Odyssey Underground Mine, the pace of construction is expected to increase in 2025, with the focus areas including the expansion of the paste plant to 20,000 tpd, the installation of the mid-shaft material handling infrastructure and the construction of the main underground ventilation system.

In 2025, Canadian Malartic Complex has planned quarterly shutdowns of four to five days for the regular maintenance at the mill.

At the Odyssey South deposit, total development during the fourth quarter was ahead of plan at approximately 3,630 metres. Gold production was in line with target at approximately 21,500 ounces of gold supported by record performance in December at approximately 3,838 tpd. The increased use of teleoperated and automated equipment, including scoops, trucks, jumbos and cable bolters, were the main drivers for exceeding the development and production targets in the fourth quarter of 2024.

Mining in the Canadian Malartic open pit ceased in May 2023. Agnico began in-pit tailings disposal in July 2024 within the former Canadian Malartic open pit. Agnico made adjustments to the process to address the migration of fine materials through the central berm. The adjustments include installing a filtering layer on the central berm. It is expected that in-pit tailings deposition will resume in the first quarter of 2025 and ramp-up to design capacity in the second quarter of 2025.

Reserve and Resource estimates

On February 13, 2025, Agnico reported Proven and Probable Mineral Reserves of 7.50 million ounces of gold at the Canadian Malartic Complex (127.50 million tonnes grading 1.83 g/t Au), Measured and Indicated Resources of 3.20 million ounces of gold (52.90 million tonnes grading 1.90 g/t Au) and Inferred Mineral Resources of 9.90 million ounces of gold (144.30 million tonnes grading 2.12 g/t Au) as at December 31, 2024.

On the same date, Agnico also reported that successful exploration over the past year has continued to extend the limits of the East Gouldie deposit Inferred Mineral Resource laterally to the west and to the east. Diamond drilling will continue in 2025 with over 20 drill rigs active on surface and underground to further assess the full potential of the Odyssey Underground Mine area and throughout the Canadian Malartic Complex property package. Inferred Mineral Resources increased by 37% (1.20 million ounces of gold) year over year at the East Gouldie deposit to 4.6 million ounces of gold (61.20 million tonnes grading 2.32 g/t Au). The Odyssey Underground Mine now hosts a total of 5.55 million ounces of gold in Proven and Probable Mineral Reserves (52.60 million tonnes grading 3.28 g/t Au), 3.2 million ounce of gold in Measured and Indicated Mineral Resources (52.90 million tonnes grading 1.90 g/t Au) and 9.70 million ounces of gold in Inferred Mineral Resources (138.80 million tonnes grading 2.18 g/t Au).

Canadian Malartic Exploration

On February 13, 2025, Agnico reported that exploration drilling totalled 167,198 metres at the Odyssey Underground Mine, in 2024, with an additional 50,370 metres of drilling dedicated to regional exploration around Canadian Malartic Complex. Exploration drilling at Odyssey Underground Mine in 2024 continued to infill the Odyssey North and Odyssey South zones and the adjacent Odyssey internal zones. The East Gouldie deposit continued to grow both westward and eastward, resulting in additional Inferred Mineral Resources. New drill intercepts in the Eclipse zone have established continuity of the mineralization with potential for additional future Mineral Resource growth in an area located between the East Gouldie and Odyssey deposits.

The recently discovered Eclipse zone, located approximately 50 to 100 metres north of, and parallel to, the eastern portion of the East Gouldie deposit, and currently extends from approximately 1,200 metres to 1,900 metres below surface. Recent highlights from the Eclipse zone include: 3.2 g/t Au over 42.9 metres at 1,241 metres depth and 3.0 g/t Au over 51.5 metres at 1,349 metres depth in an intersection that has been re-interpreted as part of the Eclipse zone. These results demonstrate a strong potential to add Mineral Resources in proximity to planned mining infrastructure.

Agnico expects to spend approximately $40.1 million for 216,300 metres of drilling at the Canadian Malartic Complex in 2025. Exploration at the Odyssey Underground Mine includes $29.7 million for 176,300 metres of drilling with the objective of continuing conversion of Inferred Mineral Resources to Indicated Mineral Resources at the East Gouldie and Odyssey deposits, and expanding the footprint of East Gouldie deposit. The exploration results will be used to support a potential expansion project at the Odyssey Underground Mine including a conceptual second shaft scenario to increase the overall site throughput that would utilize some of the available milling capacity at the complex when the open pit activities are concluded in the future. The remaining $10.4 million is planned to be spent on 40,000 metres of exploration drilling into prospective gold targets along the Barnat and East Gouldie mineralized corridors on the Canadian Malartic, Rand Malartic and Midway properties. These last two properties are not covered by any Osisko royalties except for the C$0.40 per tonne milling fee.

For further details, see Schedule "B" entitled "Technical Information underlying the Canadian Malartic Complex".

Summary of Principal Royalties, Streams and Other Interests

As at March 25, 2025, Osisko owned directly or indirectly a portfolio of 171 royalties, 14 streams and 4 offtakes, as well as 7 royalty options. Currently, Osisko has 20 producing assets.

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Dhilmar Ltd	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR (v)	Diamonds	Brazil
CSA	MAC Copper Limited	100% stream 3.0 - 4.875% stream (vi)	Ag Cu	Australia
Dolphin Tungsten	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho (vii)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	6% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Dalgaranga	Spartan Resources Limited	1.8% GRR	Au	Australia
Eagle Gold (viii)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Magino (ix)	Alamos Gold Inc.	3% NSR royalty	Au	Canada
Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Namdini	Cardinal Namdini Mining Ltd.	1% NSR royalty	Au	Ghana
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada
Shaakichiuwaanaan	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
Spring Valley (x)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	White Pine Copper LLC	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received in 2024 are only related to residual production from the mine.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) Gross revenue royalty ("GRR").

(vi) Deliveries under the CSA Copper Stream commenced in July 2024.

(vii) G Mining Ventures Corp. announced first gold production and ongoing mill commissioning activities on July 9, 2024.Commercial production was declared on September 3, 2024 and the first delivery of gold was received in the fourth quarter of 2024.

(viii) As reported on June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of the 2024 Annual MD&A for more details.

(ix) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(x) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

Main Producing Assets

Geographical Distribution of Assets

Equity Investments

Osisko's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates from an accounting perspective as a result of the ownership held, nomination rights to the investee's board of directors and other facts and circumstances.

Osisko may, from time to time and without further notice, except as required by law or regulations, increase or decrease its investments at its discretion.

Main Investment

The following table presents the main investment of Osisko in marketable securities as at December 31, 2024:

Investment	Number of Shares Held	Ownership (%)(1)
Osisko Development	33,333,366	24.4
MAC Copper Limited	4,000,000	4.9
(1) As of March 25, 2025, the Corporation held an interest of 24.4% in Osisko Development and 4.9% in Mac Copper Limited.

Sustainability Activities

As a capital provider, the Corporation does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Corporation recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In 2023, Osisko developed an enhanced Environmental, Social and Governance ("ESG") screening and monitoring tool, aligned with industry-leading practices and referencing recognized sustainability frameworks. The comprehensive tool allows Osisko to assess the ESG performance of potential assets and mining partners across various topics, including biodiversity, climate change, tailings and waste management, community relations, diversity, equity and inclusion, health and safety, and business ethics. Osisko started using this new formal process and tool in 2024 for new investment decisions, with a monitoring aspect applied to existing partners and investments, where applicable.

Recent governance enhancements include the addition of three new independent directors: Mr. Norman MacDonald, Mr. David Smith and Ms. Wendy Louie.  Mr. MacDonald was appointed as an independent Chair in November 2023. The Corporation has also implemented several key policies including those focused on Human Resources, Health and Safety, Human Rights, and Anti-Bribery, Anti-Corruption and Anti-Money Laundering and appointed a dedicated Vice President, Sustainability and Communications tasked with driving forward Osisko's environmental, social and governance initiatives.

In its commitment to addressing climate-related challenges, Osisko conducted a climate-related risk assessment and scenario analysis to gauge the exposure of key assets to climate-related risks and opportunities.  This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

In early 2024, Osisko purchased and retired Gold Standard certified carbon credits through Key Carbon Ltd., a financer and supporter of carbon reduction projects. These carbon credits offset the Corporation's 2023 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

Osisko continued to improve the internal skills and awareness of all employees through targeted training on various internal policies including but not limited to the Corporation's Code of Ethics, Whistleblowing Policy and Securities Trading Policy.

In 2024, the Corporation donated over $0.4 million across three pillars: education, social/community, and climate change/environmental, representing an increase of 51% over the 2023 level of $0.2 million. Osisko also successfully implemented a donation matching policy as part of its ongoing commitment to social responsibility and community engagement. This initiative enabled the Corporation to double the impact of employee contributions to eligible charitable organizations, supporting a range of meaningful causes that fall under the three pillars of giving.  Osisko's community investments and employee volunteering initiatives continued to support the local communities around its head office and those around its mining partners.

Osisko was also recognized as a Great Place to Work® Canada-certified organization for the first time.  This achievement reflects its commitment to fostering a dynamic, engaging, and inclusive workplace.

For a detailed review of Osisko's sustainability initiatives, refer to the fourth edition of Osisko's sustainability report, Growing Responsibly, published on April 10, 2024.

Human Resources

As of December 31, 2024, Osisko had 25 employees and OBL had 2 employees.

Osisko has a succession plan in order to mitigate the risk of being dependent on key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

2025 Guidance and 5-Year Outlook

2025 Guidance

Osisko expects GEOs earned to range between 80,000 and 88,000 in 2025 at an average cash margin(2) of approximately 97%. For the 2025 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The 2025 guidance assumes Capstone Copper Corp.'s Mantos Blancos mine will continue to operate at its Phase I nameplate throughput capacity of 20,000 tpd, as well as the commencement of payments associated with GEOs earned from Cardinal Namdini Mining Ltd.'s Namdini mine in the second half of 2025. In addition, the guidance assumes a full year of GEOs earned from the copper stream from MAC Copper Ltd.'s CSA Mine and the NSR royalty on G Mining Ventures Corp.'s Tocantinzinho Mine.

Osisko's 2025 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimates.

5-Year Outlook

Osisko expects its portfolio to generate between 110,000 and 125,000 GEOs in 2029. The outlook assumes the commencement of production at Gold Fields Limited's Windfall project and South32 Limited's Hermosa/Taylor project, amongst others. It also assumes increased production from certain other operators that are advancing expansions, including Alamos Gold Inc.'s Phase 3+ Expansion at its Island Gold District. The 5-year outlook assumes there will be no GEOs contribution from the Eagle Gold mine, which is currently in receivership.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of the 2024 Annual MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, Osisko will seek to include them in future long-term outlooks.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Corporation's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 80:1.

This 5-year outlook replaces the 5-year outlook previously released in 2024, which should be considered as withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2025-2029).

Material Mineral Project

Osisko considers the 3-5% NSR Canadian Malartic Royalty to currently be its only material mineral project for the purposes of NI 43-101.

GENERAL DEVELOPMENT OF OSISKO'S BUSINESS

The following is a description of the events that have influenced the general development of Osisko's business over the last three (3) completed financial years.

Board and Senior Management Appointments

In April 2022, Osisko announced that Mr. Christopher C. Curfman had made the decision not to stand for re-election at the next annual meeting of shareholders of Osisko.

In May 2022, the Osisko Shareholders approved the election of Ms. Edie Hofmeister to the Osisko Board.

In October 2022, Osisko announced the appointment of Mr. Robert Krcmarov to the Osisko Board.

In December 2022, Osisko announced the appointment of Mr. Grant Moenting as Vice President, Capital Markets.

In June 2023, Osisko changed the role of Ms. Heather Taylor from Vice President, Investor Relations to Vice President, Sustainability and Communications.

In July 2023, Osisko announced the appointment of Mr. Paul Martin as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh. Osisko also announced that Mr. Sean Roosen was transitioning from his role as Executive Chair of the Board to non-executive Chair of the Board.

In November 2023, Osisko appointed Mr. Jason Attew as President and Chief Executive Officer, effective as of January 2024, and Mr. Norman MacDonald as Chair of the Board, succeeding Mr. Sean Roosen who stepped down as director.

In January 2024, Osisko announced the appointment of Mr. David Smith to the Osisko Board and the resignation of the Honourable Mr. John R. Baird as director.

In August 2024, Osisko announced the appointment of Ms. Wendy Louie to the Osisko Board.

In November 2024, Osisko announced the resignation of Mr. Robert Krcmarov as director.

Public Offering

In March 2022, Osisko closed a bought deal financing with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 Osisko Shares at an offering price of US$13.45 per Osisko Share (for total gross proceeds to Osisko of US$250.2 million).

Credit Facility

In September 2022, Osisko increased the accordion feature of the Credit Facility from C$100.0 million to C$200.0 million and extended its maturity date to September 29, 2026, for a total availability of up to C$750 million.

In April 2024, the maturity date of the Credit Facility was extended from September 29, 2026 to April 30, 2028.

Repayment of Convertible Debentures

On December 31, 2022, Osisko repaid the C$300.0 million convertible debentures that came to maturity, using C$150.0 million from its cash balance, and drew its Credit Facility by C$150.0 million for the balance.

Marimaca Copper Royalty

In September 2022, Osisko acquired a 1.0% NSR royalty for $15.5 million covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project.

Cascabel Royalty and Cascabel Gold Stream

In November 2022, Osisko acquired a 0.6% NSR royalty for $50.0 million covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold (the "Cascabel Royalty"). Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the royalty of $4.0 million. SolGold has the right to buydown one-third of the NSR royalty percentage for 4 years following the closing date of the Cascabel Royalty.

In July 2024, OBL, in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation (FNV: TSX & NYSE) entered into a definitive purchase and sale agreement with SolGold and certain of its wholly-owned subsidiaries, with reference to gold production from Cascabel property (the "Cascabel Gold Stream"). Pursuant to the terms of the Cascabel Gold Stream, OBL and FNB will make initial deposits totaling $100 million to SolGold in three equal tranches to fund the Project's pre-construction costs (the "Pre-Construction Deposit"). Thereafter, OBL and FNB will make additional deposits totaling $650 million to SolGold to fund construction costs once the Project is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit"). OBL will provide 30% of the Deposit in exchange for a 30% interest in the Cascabel Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Cascabel Gold Stream.

CSA Silver Stream

In June 2023, OBL closed a silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA Mine") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date"). Pursuant to the CSA Silver Stream, OBL paid an upfront cash deposit to Metals Acquisition of $75.0 million (the "CSA Silver Deposit"). OBL will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA Mine for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The deliveries under the CSA Silver Stream accrued as of February 1, 2023. Metals Acquisition has granted OBL a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which OBL or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

CSA Copper Stream

In June 2023, OBL closed a copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction. Pursuant to the CSA Copper Stream, OBL paid an upfront cash deposit to Metals Acquisition of $75.0 million. OBL will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA Mine until the 5th anniversary of the Closing Date, then 4.875% of payable copper produced from CSA Mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA Mine for the remaining life of the mine. OBL will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to OBL. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided OBL with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream. The deliveries under the CSA Copper Stream commenced in the first week of July 2024 for a total of approximately 74 tonnes of copper (164,000 pounds), or approximately 300 GEOs.

In conjunction with the CSA Silver Stream and the CSA Copper Stream, OBL subscribed for $40.0 million in equity of Metals Acquisition as part of its concurrent equity financing.

Gibraltar Silver Stream Amendments

In June 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar mine"), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko. On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar mine from Sojitz Corporation, giving Taseko an effective 87.5% interest. Osisko and Taseko have amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar mine. Osisko paid total consideration of $10.25 million to Taseko, and committed to help support ongoing ESG initiatives at Gibraltar mine with $50,000 per year for the following three years.

In December 2024, Osisko completed other amendments to its Gibraltar Silver Stream with respect to the Gibraltar mine. Osisko and Taseko have amended the Gibraltar Silver Stream to increase Osisko's attributable silver percentage by 12.5% to 100%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to 6,811,603 ounces delivered, accounting for Osisko's additional silver ownership. In exchange for these amendments Osisko has paid an additional deposit amount of $12.7 million to Taseko. These amendments were concluded further to the announcement by Taseko on March 25, 2024 that it had entered into a definitive agreement to consolidate a 100% interest in Gibraltar mine by acquiring the remaining 12.5% interest from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd.

Copper and Gold NSR royalty - Costa Fuego Copper-Gold Project

In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of $15.0 million. As part of the transaction, Osisko granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction closing date. The buydown option reduces each of the copper and gold royalty percentages by 0.5% (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. As part of the transaction, Hot Chili also granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Gold NSR royalty - Namdini Gold Project

In October 2023, Osisko closed the acquisition of a 1.0% NSR royalty from Savannah Mining Limited covering the Namdini gold project ("Namdini") in Ghana for total consideration of $35.0 million.  Namdini is controlled and will be operated by Shandong Gold Co Ltd. through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Eagle Gold Mine

On June 24, 2024, Victoria Gold Corp. ("Victoria"), announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to the infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, Victoria announced that the Ontario Superior Court of Justice (Commercial List) had granted an order appointing PricewaterhouseCoopers Inc. ("PwC") to administer the assets and liabilities formerly under the control of Victoria at the direction of the Yukon Government and under the supervision of the court. Later in August 2024, Yukon government confirmed its intention to launch the receivership in a way that would allow the mine to reopen and resume mining once work cleaning up from the landslide was completed under the receiver's direction. In the longer-term, it is intended that mining and processing should be able to fully resume at Eagle Gold Mine once the necessary work has been done to ensure safety and environmental security.

Osisko holds a 5% NSR royalty on Eagle until 97,500 ounces of gold have been delivered and a 3% NSR royalty thereafter. Osisko's royalty covers the entire Dublin Gulch property including the Eagle and Olive deposits. In addition, Osisko has various protections with respect to its royalty including: (i) security over the property, (ii) a registered interest in land recorded with the Yukon territory, and (iii) an intercreditor agreement with the senior lending syndicate. Along with its second quarter 2024 financial results, Osisko recognized a full non-cash impairment loss of $49.6 million ($36.4 million, net of income taxes) based on Osisko's assessment of the current facts and circumstances at the time.

Windfall Project

On October 28, 2024, Gold Fields Limited ("Gold Fields") completed the acquisition of Osisko Mining granting Gold Fields full ownership of the Windfall project, located in the Northern Quebec region, by acquiring all the issued and outstanding common shares of Osisko Mining at a price of C$4.90 per share in an all-cash transaction valued at approximately C$2.16 billion. Osisko has a 2-3% NSR Royalty on the Windfall Project.

Dalgaranga Gold Project

In December 2024, Osisko acquired a 1.8% GRR on Dalgaranga (the "Dalgaranga Royalty") operated by Spartan Resources Limited in Western Australia for $44 million and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga for $6 million.

Significant Acquisitions

Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko's interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko's profitability, results of operations and financial condition. Furthermore, in connection with increasing geopolitical tensions related to the ongoing conflict in Eastern Europe and in the Middle East, and, as applicable, economic sanctions imposed in relation thereto, as well as a trade war and new tariffs barriers, further volatility in commodity and input prices has been encountered. Further escalation of geopolitical tensions could have a broader impact that expands into commodities and markets where Osisko carries on business activities, which could adversely affect its business and/or supply chain, the economic conditions under which Osisko operates, and its counterparties.

Hedging Risk

Osisko has a foreign exchange hedging policy and may consider adopting a precious metal policy that permits hedging its foreign exchange and precious metal price exposures to reduce the risks associated with currency and precious metal price fluctuations. Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Osisko or adversely affect the financial and other terms the counterparty is able to offer Osisko; (b) market liquidity risk - the risk that Osisko has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk - the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in Osisko incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates. There is no assurance that a hedging policy designed to reduce the risks associated with foreign exchange/currency or precious metal price fluctuations would be successful. Although hedging may protect Osisko from adverse changes in foreign exchange/currency or precious metal price fluctuations, it may also prevent Osisko from fully benefitting from positive changes.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it has royalties, streams or other interests

As a holder of royalties, streams or other interests, Osisko does not serve as the mine's operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of its interest or enhance the performance thereof. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Payments related to Osisko's royalties, streams or other interests may be calculated by the payors in a manner different from Osisko's projections. Osisko does, however, have rights of audit with respect to such royalties, streams or other interests.

Production Estimates, Forecasts and Outlook

The Corporation prepares estimates, forecasts and outlook of future attributable production from the mining operations of the assets on which the Corporation holds a royalty, stream or other interests ("Mining Operations") and relies on public disclosure and other information it receives from the owners, operators and independent experts with respect to Mining Operations to prepare such estimates, forecast or outlook. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Corporation has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Corporation's estimates, forecast and outlook for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve the production estimates, forecasts or outlook currently anticipated. If the Corporation's production estimates, forecasts or outlook prove to be incorrect, it may have a material adverse effect on the Corporation.

Osisko has little or no control over Mining Operations in which it holds royalties, streams or other interests

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds royalties, streams or other interests. Osisko may not be entitled to any material compensation if these Mining Operations do not meet their forecasted production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, environmental incident, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment or delivery of amounts for royalties, streams or other interests by the owners and operators of certain properties and any delay in or failure of such payments or deliveries will affect the revenues generated by Osisko's asset portfolio

Royalties, streams and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams or other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko's profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of Mineral Reserves for such expenses or the insolvency of the operator. Osisko's rights to payment and/or delivery under the royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko's ability to collect outstanding royalties, streams or other interests upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

Osisko is exposed to risks related to exploration, permitting, construction and/or development in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Osisko holds a royalty, stream or other interest in are in the exploration, permitting, construction and/or development stage and such projects are subject to numerous risks, including but not limited to, delays in obtaining equipment, materials and services essential to the exploration, construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental regulations or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete exploration, permitting, construction and/or development of such projects in accordance with current expectations or at all. It is also possible that such owners or operators will require additional capital in order for their projects to become producing mines. Osisko may be asked to provide additional capital to these entities and may decide to do so to preserve the value of its initial investment. There is a risk that the carrying values of certain of Osisko's assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of Osisko's interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although Osisko undertakes a due diligence process for every investment, mining exploration and development are subject to many risks, and it is possible that the value realized by Osisko be less than the original investment.

Some agreements may provide limited recourse in particular circumstances which may further inhibit Osisko's ability to recover or obtain equitable relief in the event of a default under such agreements

Osisko's rights to payment under royalties, streams or other interests must, in most cases, be enforced by contract. Osisko's ability to collect outstanding royalties, streams or other interests, or obtain equitable relief upon cases of default, might be limited pursuant to such contracts. Certain royalty and stream agreements provide for certain protections and security interests in favour of Osisko. However, security arrangements may be difficult to realize upon and also be subordinate, which may cause Osisko to be at a disadvantage in the event of a default. In the event of a bankruptcy, it is possible that an operator or owner claims that Osisko should be treated as an unsecured creditor and that Osisko's rights should be terminated in an insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties, or termination of Osisko's rights, may result in a material and adverse effect on Osisko's profitability, results of operations and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko's business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

The Corporation may not complete any announced transactions and acquired assets may expose the Corporation to exploration and development risk

The Corporation is in the business of bidding for, and may acquire royalties, streams or other interests in respect of a variety of assets, including those that are based on properties that are speculative and there can be no guarantee that anticipated returns will be realized or, in relation to earlier stage projects, that mineable deposits will be discovered or developed.

The Corporation is engaged in the business to acquire royalties, streams and other interests in mining assets. From time to time the Corporation may enter into binding transactions to acquire, or create through investments, such assets. There can be no assurances the Corporation will successfully complete any announced transactions as a variety of conditions may exist that need to be waived or satisfied prior to completion. There can be no certainty that proposed benefits of transactions to acquire such assets will be realized as anticipated.

Certain of the assets acquired by the Corporation involve exposure to exploration and development risks.

Operational Risks

The properties on which Osisko holds royalties, streams or other interests are subject to exploration and mining risks

Osisko seeks to acquire royalties, streams or other interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties, streams or other interests are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko's operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has royalties, streams or other interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko's control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of Mineral Resources and Mineral Reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has royalties, streams or other interests may become subject to liability for pollution, cave-ins, slope failures or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold royalties, streams or other interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Agreements pertaining to royalties, streams or other interests are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company's financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalties, streams or other interests may require permits, licenses or consents

The properties on which Osisko holds royalties, streams or other interests, including the mine operations, may require licenses and permits from various governmental authorities or consents from third parties. There can be no assurance that the operator of any given project will be able to obtain or maintain, in a timely manner and on terms favourable to such operator, (i) all necessary licenses and permits that may be required to carry out exploration, development and Mining Operations or (ii) required consents from third parties.

Mineral Resource and Mineral Reserve estimates have inherent uncertainty

Mineral Resource and Mineral Reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the Mineral Resource and Mineral Reserve estimates, as applicable, in respect of properties in which Osisko holds royalties, streams or other interests reflect best estimates performed by or on behalf of the owner of such properties, the estimating of Mineral Resources and Mineral Reserves is a subjective process and the accuracy of Mineral Resource and Mineral Reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any Mineral Resource and Mineral Reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated Mineral Resources and Mineral Reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, Mineral Resources are not Mineral Reserves and there is no assurance that any Mineral Resource estimate will ultimately be reclassified as proven or Probable Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

If operators reduce their Mineral Reserves and Mineral Resources on properties underlying Osisko's royalties, streams or other interests, this may result in a material and adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any Mineral Resources and Mineral Reserves exist, substantial expenditures will be required to confirm Mineral Reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. A trade war or new tariffs barriers may potentially lead to increased or decreased in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Infectious Disease Outbreaks

Osisko faces risks related to health epidemics, pandemics and other outbreaks of infectious diseases, which could significantly disrupt, directly or indirectly, its operations and may materially and adversely affect its business and financial conditions.

Osisko's business could be adversely impacted by the effects of the coronavirus or other epidemics or pandemics. The extent to which an epidemic or pandemic impacts Osisko's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of an outbreak and the actions taken to contain or treat such outbreak. In particular, the continued spread of the coronavirus globally, together with extraordinary actions taken by public health and governmental authorities to contain the spread of infectious decease outbreaks, including travel bans, social distancing, quarantines, stay-at-home orders and similar mandates to reduce or cease normal operations, could materially and adversely impact Osisko's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, operations and business of third party operators and owners of properties in which Osisko holds a royalty, stream or other interest, and other factors that could depend on future developments beyond Osisko's control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that Osisko's personnel will not be impacted by these epidemics, pandemics or other outbreaks of infectious diseases and governmental measures and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of infectious diseases could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and Osisko's future prospects.

Influence of third party stakeholders

The lands held by the companies in which Osisko has royalties, streams or other interests, and the roads or other means of access which they utilize or intend to utilize in carrying out work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, work programs may be delayed even if such claims are not meritorious or the scope of the work may otherwise be affected. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Community Relations and Social License

Maintaining a positive relationship with the communities is critical to continuing successful operation of existing mines as well as construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.

Companies that own projects in which Osisko has royalties, streams or other interests may come under pressure in the jurisdictions in which they respectively operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from their commercial activities, and/or that they operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. Such companies may face opposition with respect to their respective current and future development and exploration projects which could materially adversely affect their business, results of operations, financial condition and, by way of consequence, Osisko's business and share price.

Community relations are impacted by a number of factors, both within and outside of Osisko's control. Relations may be strained or social license lost by poor performance in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward Osisko or the companies which own projects in which Osisko has royalties, streams or other interests and their respective operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work operations, and potentially pose a security threat to employees or equipment. Social license may also impact the permitting ability, reputation and ability to build positive community relationships in exploration areas or around newly acquired properties.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

Foreign operation risk

Certain properties held by companies in which Osisko has royalties, streams or other interests are located outside of Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which such properties relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Information Systems and Cyber Security

Osisko relies on its IT infrastructure to meet its business objectives. Osisko uses different IT systems, networks, equipment and software and has adopted security measures to prevent and detect cyber threats. However, Osisko and its counterparties under precious metal purchase agreements, third-party service providers and vendors may be vulnerable to cyber threats, which have been evolving in terms of sophistication and new threats are emerging at an increased rate. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns to Osisko or its counterparties. Although Osisko has not experienced any losses relating to cyber attacks or other information security breaches, there can be no assurance that there will be no such loss in the future. Significant security breaches or system failures of Osisko or its counterparties, especially if such breach goes undetected for a period of time, may result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The significance of any cyber security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on Osisko's business, financial condition and results of operations and its share price.

Climate Change

Osisko recognizes that climate change is an international and local concern which may affect the business and operations of Osisko or companies which own projects in which Osisko has royalties, streams or other interests, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to communities. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Climate change may also pose physical risks to the projects in which Osisko has an interest. These risks include, among other things, extreme weather events, water shortages and shortages of resources such as fuel and chemicals. Extreme weather events such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms and forest fires can have significant impacts, directly and indirectly, on operations and projects in which Osisko has an interest. Mining infrastructure, including roads, bridges, and facilities, is at risk of damage from extreme weather events, which could lead to costly repairs, disrupted operations, disrupted supply chains and access to and from mining sites. Such climate-related events also pose risks to the safety and security of personnel and communities. There is no assurance that Osisko or companies which own projects in which Osisko has interests will be able to anticipate, respond to, or manage the physical risks associated with climate-change, and this may result in an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Stakeholders may increase demands for emissions reductions and mitigation efforts and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. Osisko adopted the Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address related party transactions and to provide a structure to address any such potential transactions in the future. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to provide a framework to promote sound business ethics throughout is organization and protect its reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko's financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained in a timely manner or on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko's business and financial condition and may be further exacerbated by global instability, international conflict and the responses thereto, and by the undetermined future impact of infectious diseases outbreaks on financial markets. In addition, failure to comply with financial covenants under Osisko's current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect Osisko's financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may issue additional securities including, but not limited to, Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is subject to the discretion of the Osisko Board, based on, among other things, Osisko's earnings, financial requirements for Osisko's operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Osisko may be a "passive foreign investment company", or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If Osisko were classified as a PFIC for any taxable year during which a U.S. investor owned common shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions and a requirement to file annual reports with the IRS.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of securities, and certain gains from commodities transactions.

Osisko believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2024. The classification of Osisko under the PFIC rules depends, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC income and asset tests. Moreover, the determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority on the application of the relevant PFIC rules to entities such as Osisko. Accordingly, there can be no assurance that the IRS will not challenge the views of Osisko concerning its PFIC status or that such a challenge will not be successful. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Osisko's PFIC status for its current tax year and any future tax year cannot be predicted with certainty.

Each U.S. investor should consult its own tax advisor regarding the PFIC status of Osisko.

Changes in tax legislation or accounting rules could affect the profitability of Osisko

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Australia, Brazil, Chile, Armenia, Kenya, Macedonia, Argentina, Peru, Mexico, Ecuador, New Zealand, United States of America or any of the countries in which Osisko's assets or relevant contracting parties are located could result in some or all of Osisko's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Osisko's profits being subject to additional taxation or which could otherwise have a material adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests by Osisko less attractive to counterparties. Such changes could adversely affect Osisko's ability to acquire new assets or make future investments.

The CRA's recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Osisko

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of Osisko's offtake and stream assets are owned by and the related revenue is earned by OBL, its Bermuda wholly-owned subsidiary. Osisko has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that Osisko is in full compliance with Canadian and foreign tax law, there can be no assurance that Osisko's structure may not be challenged in the future. Tax authorities in jurisdictions applicable to Osisko may periodically conduct reviews of Osisko's tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure. In the event the CRA successfully challenges Osisko's structure, or the manner in which Osisko or any of its subsidiaries has filed its income tax returns and reported its income, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on Osisko.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements, which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the SOX requires an annual assessment by management of the effectiveness of Osisko's internal control over financial reporting and an attestation report by Osisko's external auditor addressing this assessment. While Osisko's internal control over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Osisko's failure to satisfy the requirements of Section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko's business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko's internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management and specialized technical personnel to grow its business, which could have a material adverse effect on Osisko's business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko's business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management and specialized technical personnel. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Osisko or companies which own projects in which Osisko holds royalties, streams or other interests may remain highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on their behalf or be available upon commercially acceptable terms.

Currency Risks

Osisko's revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko's main activities and offices are currently located in Canada and the costs associated with Osisko's activities are in majority denominated in Canadian dollar. However, Osisko's revenues from the sale of gold, silver or other commodities are in U.S. dollars. Osisko is subject to foreign currency fluctuation, which may have a material and adverse effect on Osisko's profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko's securities at any given time may not accurately reflect the long-term value of Osisko.

Equity Price Risk and Liquidity of Investments

Osisko is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in Osisko is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, Osisko is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. Osisko may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

Osisko's business is subject to significant governmental regulations

Osisko's business may be directly or indirectly impacted by extensive federal, provincial and local laws and regulations governing various matters, including environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation in relation to projects.

Failure by companies which own projects in which Osisko holds royalties, streams or other interests, to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant impact. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities could impact Osisko's business.

Osisko's business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko's compliance costs and the risk of non-compliance, which could have an adverse effect on the price of Osisko's securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko's efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko's business and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties in which Osisko has royalties, streams or other interests or require abandonment or delays in development of new mining properties.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions). Such risk and hazards might indirectly impact the business of Osisko or of the companies which own projects in which Osisko holds royalties, streams or other interests. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko, or companies which own projects in which Osisko holds royalties, streams or other interests, may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or against which they may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties held by companies which own projects in which Osisko has royalties, streams or other interests. If there are title defects with respect to any such properties, such companies might be required to compensate other persons or perhaps reduce their interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing programs.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalties, streams or other interests

Royalties, streams and other interests are subject to title and other defects and contestation by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties, streams and other interests it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalties, streams or other interests or companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds royalties, streams or other interests (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a holder of royalties, streams or other interests, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalties, streams or other interests may not protect Osisko's interests

The right to record or register royalties, streams or other interests in various registries or mining recorders offices may not necessarily provide any protection to Osisko. Accordingly, Osisko may be subject to risk from third parties.

Environmental risks and hazards

Companies that own projects in which Osisko has royalties, streams or other interest are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko's business. Environmental hazards may exist on properties in which Osisko has royalties, streams or other interest which are unknown at present to Osisko or to companies which own such projects and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management of such companies may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko and companies that own projects in which Osisko holds royalties, streams or other interests have investments in properties and projects located in foreign countries. The carrying values of these properties and the ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policies intended to alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko's assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko's operations.

Conflict of Interest Risks

Some of Osisko's directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko's financial position. Osisko adopted a Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address potential conflict of interest and related party transactions and to provide a structure to address any such potential situation in the future.

Mergers and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. The global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko's business and may expose it to new geographic, political, operating, financial and geological risks. Osisko's success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions may be accompanied by risks, such as: (a) the difficulty of integrating the operations and personnel of any acquired companies; (b) the potential disruption of Osisko's ongoing business; (c) the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; (d) additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; (e) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; (f) dilution of Osisko's present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant interests to a joint venture partner; and (g) the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalties, streams or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko's profitability, results of operation, financial condition and share price.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies and investors are engaged in the search for and the acquisition of royalties, streams or other interests, and there is a limited supply of desirable mineral interests.  Many companies and investors are engaged in the acquisition of royalties, streams or other interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalties, streams or other form of investment, as many competitors may have greater financial resources and technical staff. There can be no assurance that Osisko will be able to compete successfully against other companies and investors in acquiring interests in new natural resource properties and royalties, streams or other interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko's inability to acquire additional royalties, streams or other interests in mineral properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future payments related to royalties, streams or other interests or losing value on its equity investments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements. Osisko adopted an anti-bribery, anti-corruption and anti-money laundering policy which provides a framework to ensure that the Corporation, together with its respective directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

MATERIAL MINERAL PROJECT

The Canadian Malartic Royalty

Pursuant to the Canadian Malartic Royalty Agreement, Osisko holds a real right in the Canadian Malartic Complex (and the associated ores, minerals and Mineral Resources and by-products thereof which may be extracted from the Canadian Malartic Complex) and Osisko is entitled to a 3-5% NSR royalty from production of metals, ores and other materials recovered from the Canadian Malartic Complex (the "Canadian Malartic Royalty"). The term of the Canadian Malartic Royalty Agreement is perpetual.

Since the completion the Yamana Transaction on March 31, 2023, Agnico now owns a 100% interest in the Canadian Malartic Complex. Agnico is bound by and assumes each covenant, obligation, term and provisions of the Canadian Malartic Royalty Agreement to the same extent as if the Canadian Malartic Royalty Agreement had been originally executed by Agnico as principal obligor.

For a description of the Canadian Malartic Complex, see "Schedule B - Technical Information underlying the Canadian Malartic Complex".

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko's account shall be credited with 3-5% of the refined gold and 3-5% of the refined silver as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited to the operator, subject to further adjustment. Since 2014, Osisko has elected to receive the Canadian Malartic Royalty in-kind. The Canadian Malartic Royalty is payable quarterly and all payments pursuant to the Canadian Malartic Royalty to be paid in cash must be paid in U.S. dollars.

Osisko has the right to inspect the Canadian Malartic Complex and to inspect and audit books and records upon 20 days' prior notice to Agnico. Agnico is required to deliver to Osisko an annual forecast report.

If Agnico intends to abandon any portion of the Canadian Malartic Complex, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Agnico is required to pay Osisko a C$0.40 per tonne milling fee in respect of ore milled at the Canadian Malartic Complex that is not produced from the Canadian Malartic Complex provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

Osisko may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Agnico. Agnico may not assign or otherwise convey the Canadian Malartic Complex unless certain conditions are satisfied.

A deed of hypothec was entered into in order to hypothecate the Canadian Malartic Complex in favour of Osisko and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

DIVIDENDS

Dividend Program and Dividend Payments

In November 2014, Osisko announced the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends as follows:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	C$			C$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000
Year 2020	0.20	n/a	n/a	32,838,000
Year 2021	0.21	n/a	n/a	32,838,000
Year 2022	0.22	n/a	n/a	40,574,000
Year 2023	0.235	n/a	n/a	43,493,000
Year 2024	0.255	n/a	n/a	47,496,000
February 19, 2025	0.065	March 31, 2025	April 15, 2025	tbd(ii)

NOTES:

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on March 31, 2025 based on the number of shares outstanding and the number of shares participating in the Dividend Reinvestment Plan on the record date.

Dividend Reinvestment Plan

In 2015, Osisko implemented the Dividend Reinvestment Plan ("DRIP"). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional Osisko shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko's sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

As at December 31, 2024, the holders of 18.4 million Osisko Shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. During the year ended December 31, 2024, the Corporation issued 205,541 Osisko Shares under the DRIP, at a discount rate of 3% (140,405 Osisko Shares in 2023 at a discount rate of 3%).

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of the Second Amended and Restated Shareholder Rights Plan dated June 7, 2023, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As at March 25, 2025, 186,229,186 Osisko Shares were issued and outstanding.

Renewal of Normal Course Issuer Bid

In December 2024, Osisko renewed its normal course issuer bid. Under the terms of the 2025 NCIB Program, Osisko may acquire up to 9,331,275 Osisko Shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2025 NCIB Program are authorized until December 11, 2025. Daily purchases will be limited to 73,283 Osisko Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Osisko Shares on the TSX for the six-month period ending November 30, 2024, being 293,134 Osisko Shares.

Under the prior NCIB Program, which commenced on December 12, 2023 and terminated on December 11, 2024, Osisko purchased for cancellation a total of 26,000 Osisko Shares for $0.4 million (weighted-average price of approximately C$22.48 per Osisko Share).

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the "Osisko Preferred Shares") are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a certificate of amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders' meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of the date hereof, no Osisko Preferred Shares were issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX and on the NYSE under the symbol "OR". The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the periods indicated.

	TSX			NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
2024
January	19.89	17.96	4,698,281	14.845	13.37	13,997,316
February	20.66	17.41	7,066,682	15.305	12.77	19,662,997
March	22.42	19.78	7,843,900	16.55	14.55	21,035,396
April	23.11	20.99	5,839,146	16.81	15.30	17,221,865
May	22.88	21.01	5,632,151	16.79	15.31	11,973,975

	TSX			NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
June	23.75	20.67	5,198,148	17.37	15.12	19,786,063
July	25.19	21.07	5,548,638	18.34	15.40	15,375,038
August	24.52	21.67	4,892,284	18.02	15.78	12,211,146
September	25.62	22.31	3,999,448	19.03	16.50	12,580,317
October	29.57	24.96	10,660,671	21.289	18.26	11,675,844
November	28.92	25.59	6,661,820	20.78	18.26	15,266,129
December	28.55	25.71	5,638,594	20.17	17.83	10,588,341
2025
January	27.93	25.89	6,295,803	19.40	17.99	10,784,835
February	29.59	25.35	8,298,053	20.73	17.55	14,230,352
March(1)	30.44	25.48	7,405,031	21.28	17.61	19,426,075

(1) Up to and including March 25, 2025.

The closing price of the Osisko Shares on the TSX on March 25, 2025 was C$30.21. The closing price of the Osisko Shares on the NYSE on March 25, 2025 was US$21.16.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that were outstanding as of December 31, 2024 but not listed or quoted on a marketplace are the Osisko Options, the Osisko RSUs and the Osisko DSUs.

The price at which such securities have been issued by Osisko during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed below.

Osisko Options

The following table sets forth the number of Osisko Options granted during the most recently completed financial year, the date of grant and the exercise price thereof:

Date of Grant	Number of Osisko Options	Exercise Price Per Osisko Option
February 23, 2024	274,100	C$18.55
April 10, 2024	13,200	C$22.20

Restricted Share Units

During the financial year ended December 31, 2024, Osisko granted a total of 308,000 Osisko RSUs pursuant to the Osisko RSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko RSUs granted in 2024, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash, at Osisko's sole discretion:

Date of Grant	Number of Osisko RSUs	Osisko Share Price at the time of Grant
January 12, 2024	30,000	C$18.56
February 23, 2024	263,100	C$18.55
April 10, 2024	14,900	C$22.20

Deferred Share Units

During the financial year ended December 31, 2024, Osisko granted a total of 70,440 Osisko DSUs pursuant to the Osisko DSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko DSUs granted in 2024, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash, at Osisko's sole discretion:

Date of Grant	Number of Osisko DSUs	Osisko Share Price at the time of Grant
January 23, 2024	10,420	C$19.20
May 13, 2024	55,430	C$22.31
August 8, 2024	4,590	C$22.19

DIRECTORS AND OFFICERS

Name, Address and Occupation

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko, as of March 25, 2025.

Name and place of residence	Principal occupations during the last five (5) years(1)	Director and/or Officer since
Norman MacDonald(3,10) Ontario, Canada Chair of the Board	Chair of the Board of Osisko, former Senior Advisor, Natural Resources at Fort Capital from February 2021 to July 2024 and Vice President and Senior Portfolio Manager at Invesco Ltd. from 2008 to 2020.	2023
Joanne Ferstman(2,11) Ontario, Canada Director	Corporate Director and Chartered Professional Accountant.	2014
Edie Hofmeister(5,6,9) California, United States Director	Corporate Director and former Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources Inc. from February 2010 to February 2019.	2022
William Murray John(5,7,11) British Columbia, Canada Director	Corporate Director, Chair of the Board of Discovery Silver Corp. and Chair of Prime Mining Corp.	2020
Pierre Labbé(3,8) Québec, Canada Director	Corporate director and Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022. Prior to joining QScale, he was Chief Financial Officer of IMV Inc.	2015
Wendy Louie, CPA, CA(7) British Columbia, Canada Director	Corporate Director and Former Vice-President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023.	2024
Candace MacGibbon(3,9) Ontario, Canada Director	Corporate Director and former Chief Executive Officer of INV Metals Inc. from October 2015 to July 2021.	2021
David Smith(4,9) Ontario, Canada Director	Corporate Director and former Executive Vice-President, Finance and Chief Financial Officer for Agnico from 2012 to May 2023.	2024

Name and place of residence	Principal occupations during the last five (5) years(1)	Director and/or Officer since
Jason Attew Ontario, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Osisko since January 2024. President, Chief Executive Officer and Director of Liberty Gold Corp from October 2022 to October 2023 and of Gold Standard Ventures Corp from October 2020 to September 2022.	2024
Guy Desharnais Québec, Canada Vice President, Project Evaluation	Vice President, Project Evaluation of Osisko since August 2020. From September 2017 to August 2020, Director of Mineral Resource Evaluation for Osisko. From August 2010 to June 2017, Technical Manager of Geological Services of SGS.	2020
Iain Farmer Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko. Prior to February 2020, Director of Evaluations for Osisko.	2020
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of Osisko. He also served as Vice President, Legal Affairs and Corporate Secretary of Falco from November 2015 to June 2022 and as Corporate Secretary of Osisko Development from February 2021 to June 2022.	2015
Grant Moenting Ontario, Canada Vice President, Capital Markets	Vice President, Capital Markets of Osisko. Prior to joining Osisko, Mining Institutional Equity Sales at Scotiabank GBM from August 2014 to January 2023.	2023
Frédéric Ruel Québec, Canada Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of Osisko. Prior to February 2020, Vice President, Corporate Controller of Osisko and Falco; from January 2015 to November 2016, Corporate Controller of Osisko. From November 2016 to July 2017, Corporate Controller of Falco.	2016
Heather Taylor Ontario, Canada Vice President, Sustainability and Communications	Vice President, Sustainability and Communications for Osisko since June 2023. From January 2021 to June 2023, Vice President, Investor Relations for Osisko. Prior to January 2021, Head of Business Development at Nexa Resources SA from June 2020 to December 2020 and managed Investor Relations at Nevsun Resources Ltd from November 2016 to January 2019.	2021

(1) The information as to principal occupations has been furnished by each director and/or officer individually.

(2) Chair of the Audit and Risk Committee.

(3) Member of the Audit and Risk Committee.

(4) Chair of the Governance and Nomination Committee.

(5) Member of the Governance and Nomination Committee.

(6) Chair of the Environmental and Sustainability Committee.

(7) Member of the Environmental and Sustainability Committee.

(8) Chair of the Human Resources Committee.

(9) Member of the Human Resources Committee.

(10) Chair of the Independent Investment Review Committee.

(11) Member of the Independent Investment Review Committee.

Biographic Notes

Norman MacDonald, Independent Chair of the Board of Directors

Mr. Norman MacDonald was appointed Director of Osisko in June 2023, and Chair of the Board in November of the same year. Mr. MacDonald is Senior Advisor, Natural Resources at Fort Capital.  He has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald is also a member of the board of directors of Premium Nickel Resources Ltd. since June 24, 2024 and a member of the board of directors of G Mining Ventures Corp. and Advantage Energy Ltd.

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

Joanne Ferstman, CPA, Independent Director

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. for over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chairs the Audit Committee and is member of the Human Resources Committee. She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM Office REIT and Osisko Development. Ms. Ferstman's strong and in-depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Chair of the Audit and Risk Committee.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Edie Hofmeister, MA, JD, Independent Director

Ms. Edie Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently, she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG.  She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She Chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations.

She currently serves on the board of directors of Bitfarms Ltd. and chairs the Environment and Social Responsibility Committee, the Governance and Nominating Committee and the CEO Search Committee.  Ms. Hofmeister also serves as a member of the Audit Committee and Special Committee.  She also chairs the Health, Safety, Environment and Social Responsibility Committee and the Nominating and Corporate Governance Committee of Prime Mining Corp.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

William Murray John, B.Sc., MBA, Independent Director

Mr. William Murray John is a mining engineer and investment industry professional. He currently serves as the chair of the board of directors of Discovery Silver Corp. and Prime Mining Corp. and he is the Lead Director of O3 Mining Inc. Prior to his retirement in December 2014, he was the President and Chief Executive Officer of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing merchant banking investments, Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He currently serves as Chair of Discovery Silver Corp. and serves as a member of the Audit Committee.  Mr. Murray also serves as Chair of Prime Mining Corp. and serves as a member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and the Technical Committee.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

Pierre Labbé, CPA, ICD.D, Independent Director

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he was the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007 - 2012), Sequoia Minerals (2003 - 2004), and Mazarin Inc. (2000 - 2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over C$1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

He currently serves as a member of the board of directors of Cosciens Biopharma Inc. and chairs its Audit Committee.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

Wendy Louie, CPA, CA, Independent Director

Ms. Louie joined the Board of Directors of Osisko in August 2024. Ms. Louie is a Canadian Chartered Professional Accountant (CPA, CA) with over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large-scale capital projects. From 2004 to 2006, Ms. Louie was also a Senior Tax Manager at Ernst & Young and from 1995 to 2004, she held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

Ms. Louie began her career articling with Ernst and Young and holds a Bachelor of Commerce from the University of British Columbia.

Candace MacGibbon, CPA, ICD.D, Independent Director

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. She was until July 2021 the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

From November 2021 to July 2024, she served on the board of directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement.

Ms. MacGibbon is President-elect (President in 2025-2026) of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM).

Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. She holds the ICD.D designation from the Institute of Corporate Directors and has recently received a Cybersecurity Certification from Cornell University. Ms. MacGibbon is enrolled in a Master of Arts in Counselling Psychology.

David Smith, B.Sc., M.Sc., Independent Director

Mr. Smith joined the Board of Directors on January 23, 2024. He retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico in May 2023, having held the position since 2012.  He had joined Agnico's investor relations team in 2005.  Prior to this, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad.  He is a Chartered Director and is currently the Chair of Canada Nickel Company's board of directors. Mr. Smith is a former director of Three Valley Copper and eCobalt Solutions.

Mr. Smith holds a B.Sc. (Queen's University) and M.Sc. in Mining Engineering (University of Arizona).

Jason Attew. B.Sc, MBA, President, Chief Executive Officer and Director

Mr. Attew joined the Board of Directors of Osisko and was appointed President and Chief Executive Officer of Osisko, effective January 1st, 2024. Mr. Attew is a mining industry veteran who has dedicated more than 25 years to the mining sector. He has previously served as President, Chief Executive Officer and Director of Liberty Gold Corp and Gold Standard Ventures Corp as well was the Chief Financial Officer at Goldcorp Inc. where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp's corporate development and strategy culminating in the $32 billion merger with Newmont Mining Corp.

Mr. Attew has extensive international capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades. Jason is also on the board of directors of Evolution Mining. Mr. Attew holds a Master of Business Administration, Queen's University and a Bachelor of Science (Honours), University of British Columbia.

Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation

Dr. Guy Desharnais joined the technical services team of Osisko in 2017 and was appointed Vice President, Project Evaluation in August 2020. After completing his Ph.D. in geochemistry and igneous petrology, Dr. Desharnais worked five years as an exploration geologist with Xstrata Nickel (Glencore). He worked as a qualified person and manager of SGS Geostat for seven years. He led the team that won the Integra Gold Rush Challenge in 2016.

He was named Distinguished Lecturer by the CIM in 2017 and is an active member of the Mining Technical Advisory and Monitoring Committee for the Canadian Securities Administrators and the "Comité Consultatif du Secteur Minier" for the Autorité des Marchés Financiers.

Iain Farmer, B. Eng., M. Eng., MBA, CFA, Vice President, Corporate Development

Mr. Iain Farmer was appointed as Vice President, Corporate Development of Osisko in February 2020. Mr. Farmer has been involved in the mining industry for over 10 years having most recently served as Director of Evaluations for Osisko where his responsibilities included financial and technical evaluation of investments as well as origination and execution of transactions. Prior to joining Osisko, Mr. Farmer worked in equity research covering the mining sector. Mr. Farmer currently serves of the board of directors of Stornoway Diamonds Corporation and Highland Copper Company Inc.

Mr. Farmer holds a Bachelor's and a Master's degree in Mining Engineering from McGill University as well as a MBA from Concordia University's Goodman School of Investment Management, he has been a CFA Charterholder since 2016.

André Le Bel, LL.B., B.Sc.A, ICD.D, Vice President, Legal Affairs and Corporate Secretary

Mr. André Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of Osisko in February 2015. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation. Mr. Le Bel was Vice President Legal Affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel is a director of and member of the audit committee of Brunswick Exploration Inc., a Montréal-based mineral exploration company.  He is also a director of and member of the audit committee and chairs the governance and compensation committee of Vior Inc., a junior mining exploration company based in Québec, Canada.  Both Brunswick Exploration Inc. and Vior Inc. are listed on the TSX Venture Exchange. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold Mining Corp. from March 2015 to March 2016. From November 2015 to June, 2022, he was Corporate Secretary of Falco and then Vice President, Legal Affairs and Corporate Secretary. He was Corporate Secretary of Osisko Development from February 2021 to June 2022.

Mr. Le Bel obtained a Bachelor of Applied Science from Université Laval and a Bachelor of Law from Sherbrooke University. He is a member of the Québec Bar and has obtained the ICD.D designation from the Institute of Corporate Directors in December 2017.

Grant Moenting, P. Eng., Vice President, Capital Markets

Mr. Grant Moenting joined Osisko as Vice President, Capital Markets in January 2023. Mr. Moenting has over 15 years of global mining and capital markets experience. His mining career started at Teck Resources as a process engineer and metallurgist withing Teck's research and development group, followed by 12 years in capital markets. Grant was most recently at Scotiabank GBM where he was Head of Mining Institutional Equity Sales, covering a global client base. Prior to that, Grant had 4 years of broad experience in both Base Metals Equity Research and Mining Investment Banking at Paradigm Capital. Grant is a Professional Engineer and has a Bachelor of Applied Science in Engineering Chemistry from Queen's University in Canada.

Frédéric Ruel, CPA, Chief Financial Officer and Vice President, Finance

Mr. Frédéric Ruel was appointed as Chief Financial Officer and Vice President, Finance of Osisko in February 2020. Mr. Frédéric Ruel has previously served as Vice President, Corporate Controller of Osisko from 2016 to February 2020. Frédéric Ruel has over 20 years of experience in financial reporting and has been involved in the mining industry for over 15 years. Prior to joining Osisko, he held the position of Director, Corporate Reporting for Canadian Malartic GP, Osisko Mining Corporation and Consolidated Thompson Iron Mines. Mr. Ruel was Vice President, Corporate Controller of Falco from November 2016 to July 2017 and Chief Financial Officer of NioGold Mining Corp. from March 2015 to March 2016.

Mr. Ruel is a member of the Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and holds a Master in accounting from Sherbrooke University.

Heather Taylor, BA, Vice President, Sustainability and Communications

Ms. Heather Taylor joined as Vice President, Investor Relations of Osisko in January 2021 and was appointed as Vice President, Sustainability and Communications in June 2023 to lead Osisko's ESG Strategy. She has more than 15 years of capital markets experience specializing in the global metals and mining industry. Ms. Taylor most recently served as Head of Business Development at Nexa Resources SA overseeing and executing the company's M&A strategy and prior to that managed investor relations at Nevsun Resources Ltd, which was acquired by Zijin Mining for C$1.9 billion after a lengthy hostile defence process. In addition to her roles at Nexa and Nevsun, she brings with her a broad range of experience from positions in institutional equity research, trading, sales and corporate development.

Ms. Taylor holds a Bachelor of Arts - Psychology from the University of Western Ontario. She also successfully completed the Sustainability and ESG Designation and Certification Program from Competent Boards.

Board Composition and Common Share Ownership

The directors of Osisko are elected annually at each annual general meeting of the Osisko Shareholders and hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 410,793 Osisko Shares, representing approximately 0.22% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a) other than Ms. Edie Hofmeister, who was a director of Minto Metals Corp., a company who appointed PricewaterhouseCoopers Inc. as Receiver of the company by order of the Supreme Court of British Columbia on July 24, 2023, been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model, the Corporation transacts with other companies for the acquisition of royalties, streams or other interests or options thereon. The Corporation may also acquire an equity position in such companies from time to time. Such transactions may potentially create conflict of interest where the Corporation and an investee company have common directors (or if officers of the Corporation hold a director position in such investee company) or be considered as related party transactions.

On November 9, 2022, the Osisko Board formalized existing policies by adopting the Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well as  related party transactions which may arise in relation to the activities of Osisko. The Osisko Board is ultimately responsible for ensuring that any situation of actual or potential conﬂict of interest as well as related party transactions are eﬀectively identiﬁed and managed.

The Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of directors and employees within Osisko are protected against any appearance of impropriety, (ii) the protection of the reputation of Osisko, and (iii) that all decisions taken are transparent and in the best interests of Osisko and in compliance with statutory requirements, while upholding good governance practices.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2024 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko's property is subject, nor to Osisko's knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2024 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2024 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is TSX Trust Company (Canada), which is located at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries and that are currently in effect:

(a) the Canadian Malartic Royalty Agreement; and

(b) the Credit Facility.

INTERESTS OF EXPERTS

Dr. Guy Desharnais, Ph.D., P.Geo, is the qualified person named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out in this Annual Information Form.

As of the date of this Annual Information Form, Dr. Guy Desharnais, Ph.D., P. Geo, beneficially owned, directly or indirectly, less than 1% of Osisko's outstanding securities including the securities of Osisko's associate or affiliate entities.

Osisko's independent registered public accounting firm is PwC, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 19, 2025 in respect of Osisko's consolidated financial statements as at December 31, 2024 and 2023 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2024. PwC has advised that they are independent with respect to Osisko within the meaning of the ethical requirements that are relevant to the audit of financial statements in Canada and the rules of the SEC and the PCAOB on auditor independence.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is available electronically on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on its website at www.osiskogr.com.

Additional information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, including directors' and officers' remuneration and indebtedness, principal holders of Osisko's securities and securities authorized for issuance under equity compensation plans, is contained in Osisko's management information circular for its annual meeting of shareholders held on May 9, 2024. For information relating to corporate governance related matters, please see "Statement of Corporate Governance Practices" in such circular.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is provided in Osisko's financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The Osisko Audit and Risk Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (a) in its oversight of Osisko's accounting and financial reporting principles and policies and internal audit controls and procedures; (b) in its oversight of the integrity and transparency of Osisko's financial statements and the independent audit thereof; (c) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (d) in evaluating the qualification, independence and performance of the external auditor; (e) in its oversight of Osisko's risk identification, assessment and management program; and (f) in Osisko's compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit and Risk Committee Charter, a copy of which is attached as Schedule "A", mandating the role of the Osisko Audit and Risk Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit and Risk Committee Members

As of the date of this Annual Information Form, the Osisko Audit and Risk Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Pierre Labbé, Ms. Candace MacGibbon and Mr. Norman MacDonald. Each of Ms. Ferstman (Chair), Mr. Labbé and Ms. MacGibbon is an "audit committee financial expert" (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Exchange Act).

Relevant Education and Experience

Joanne Ferstman

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. for over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chairs the Audit Committee and is member of the Human Resources Committee. She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM Office REIT and Osisko Development. Ms. Ferstman's strong and in-depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Chair of the Audit and Risk Committee.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Pierre Labbé

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he was the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over C$1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

He currently serves as a member of the board of directors of Cosciens Biopharma Inc. and chairs its Audit Committee.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Candace MacGibbon

Ms. Candace MacGibbon is a corporate Director. She was the Chief Executive Officer of INV Metals Inc. until July 2021. She is a Chartered Professional Accountant (CPA) with over 25 years' experience in the mining sector and capital markets, because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Ms. MacGibbon's experience in accounting matters includes her previous roles as a Manager at Deloitte LLP and as a cost analyst with Inco Limited. Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in accounting from Wilfrid Laurier University. Ms. MacGibbon holds the ICD.D designation from the Institute of Corporate Directors and has recently received a Cybersecurity Certification from the Cornell University.

From November 2021 to July 2024, she was served on the board of directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement.

Ms. MacGibbon is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Norman MacDonald

Mr. MacDonald is Senior Advisor, Natural Resources at Fort Capital and has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.  Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

Mr. MacDonald is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

External Auditor Service Fees

The fees billed to Osisko by its independent auditor, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2024 and December 31, 2023, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	All Other Fees
December 31, 2024	C$1,038,864	C$ -	C$34,331	C$ -
December 31, 2023	C$919,600	C$ -	C$98,275	C$ -

NOTES:

(1) Audit fees include services rendered in connection with the audit of Osisko's annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of Osisko. In 2023, audit fees also include services rendered in relation to Osisko's Short Form Base Shelf Prospectus dated July 26, 2023.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has adopted specific policies and procedures (the "Audit and Non-Audit Services Policy") for the engagement of all audit and non-audit services to be rendered by Osisko's external auditor and any related entities (the "auditor") to Osisko and its subsidiaries. All such services must be pre-approved by the Audit and Risk Committee. The Audit and Non-Audit Services Policy outlines the list of non-permitted services and permitted services which require the pre-approval of the Audit and Risk Committee, as well as the pre-approval process to be followed prior to engagement to ensure compliance with the Audit and Non-Audit Services Policy.

The Audit and Non-Audit Services Policy prohibits the auditor to act in any capacity where it could reasonably be seen to function in the role of Osisko's management, audit its own work or serve in an advocacy role on behalf of Osisko.

The engagement for the annual audit of Osisko's consolidated financial statements is approved on an annual basis by the execution of the audit engagement letter with the auditor.

The Audit and Non-Audit Services Policy presents a range of audit services, audit related services, tax services and other services which are pre-approved by the Audit and Risk Committee. Where the fees for a particular engagement are expected to exceed a certain threshold in dollars specific pre-approval must be obtained under the provisions of these policies and procedures. Where particular pre-approval is required, the Audit and Risk Committee has delegated the authority to effect such pre-approval to the chair of the Audit and Risk Committee.

SCHEDULE A
AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the Board of Directors:

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5. in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

  as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence");
  a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110 - Audit Committees ("NI 52-110"); and
  a report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors on the recommendation of the Governance and Nomination Committee. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Audit and Risk Committee shall be financially literate within the meaning of NI 52-110 and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one "audit committee financial expert" as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of the By-Laws of the Corporation relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Audit and Risk Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to attend all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess, at least annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the Audit and Risk Committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to understand the scope of the annual audit of the design and operation of the Corporation's internal control over financial reporting (based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)) and the related auditor's report;

(iv) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors' judgements about the quality of the entity's accounting principles; and

• review of interim financial information conducted by the external auditors.

(v) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor the Corporation's risk management program including the revenue protection program. This function should include:

> risk assessment;

> quantification of exposure;

> risk mitigation measures; and

> risk reporting.

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(vi) to discuss with the Vice President, Finance and Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vii) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(viii) to discuss with the Vice President, Finance and Chief Financial Officer information technology strategy and risk management as well as cybersecurity and data privacy and security risks, controls and related matters, including policies, guidelines, incident response plans and procedures;

(ix) to periodically review with management the need for an internal audit function; and

(x) to review and discuss with the Corporation's President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer the procedures with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation as prescribed under Canadian securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions other than investment type transactions;

5. to create, review and approve the work program for the ensuing year;

6. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

7. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

  perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and
  Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.

SCHEDULE B - TECHNICAL INFORMATION UNDERLYING THE CANADIAN MALARTIC COMPLEX

Most Recent Technical Report

The most recent technical report relating to the Canadian Malartic Complex prepared in accordance with NI 43-101 is entitled "NI-43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" with an effective date of December 31, 2020 and a signature date of March 25, 2021 (the "Canadian Malartic Report"). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report was prepared to present and support the results of an updated Mineral Resource and Mineral Reserve estimates, summarize the current open-pit mining operation and disclose the results of a preliminary economic assessment for the Odyssey Underground Mine.

Background Information

As of the date hereof, the Canadian Malartic Complex consists of the mill and processing operations at the Canadian Malartic mine and the Mining Operations at the Barnat Open Pit and Odyssey Underground Mine. Mining in the Canadian Malartic open pit ceased in May 2023 and Agnico began in-pit tailings disposal in July 2024.

On June 16, 2014, Agnico and Yamana jointly acquired 100% of the outstanding shares of Osisko Mining Corporation pursuant to a court-approved plan of arrangement (the "Osisko Arrangement"). At the time, Osisko Mining Corporation was a producing gold mining company that held a 100% interest in the Canadian Malartic Mine in the Abitibi region of Québec. In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic Mine in Québec were transferred to Canadian Malartic GP, a general partnership in which Agnico and Yamana each owned an indirect 50% interest. On June 17, 2014, Osisko Mining Corporation and the acquisition corporation formed by Agnico and Yamana to acquire Osisko amalgamated to form Canadian Malartic Corporation in which Agnico and Yamana each held a 50% interest.

In February 2021, following the completion of an internal technical study, Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey project. The Odyssey Underground Mine is adjacent to the Canadian Malartic Mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North and Odyssey South zones).

On November 8, 2022, Agnico, Pan American Silver Corp. and Yamana announced the execution of an arrangement agreement pursuant to which Pan American Silver Corp. would acquire all the issued and outstanding common shares of Yamana and Yamana would sell the subsidiaries and partnerships that hold Yamana's interest in its Canadian assets to Agnico, including Yamana's 50% interest in the Canadian Malartic Complex (the "Yamana Transaction"). The Yamana Transaction was completed on March 31, 2023. As a result, Agnico now owns a 100% interest in the Canadian Malartic Complex.

Production from the Odyssey South zone commenced in March 2023 and name plate capacity (3,500 tonnes per day) was reached in October 2023 (100% basis). In 2024, a total of 1,266,838 tonnes grading at 2.0 grams of gold per tonne were mined producing a total of 77,804 ounces of gold.

In terms of construction, the focus in 2024 was on completing infrastructure that will be required to support production from the shaft, including initiating the production hoist building (including the services hoist installation) and the operations building. Engineering work was also started for phase #2 of the paste plant, the permanent underground ventilation system and the mid-shaft material handling system at level 102, a depth of 1,026 metres. Shaft sinking continued in 2024 with a total of 791 metres excavated to reach the first East Gouldie shaft station (level 102) in December at a depth of 1,026 metres. Also, Agnico approved relocation of the temporary loading station from level 102 to level 64. As of December 31, 2024, the construction of the loading stations is ongoing and is expected to be put into operation in the first half of 2025 at a capacity of 3,500 tonnes per day, with a cage/skip linked to the service hoist. The underground maintenance bay on level 54 was excavated and construction was started at the end of 2024.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from the Canadian Malartic Report and various news releases publicly filed by Agnico and/or Yamana which may all be consulted under Agnico's and/or Yamana's issuer profiles on SEDAR+ at www.sedarplus.ca and none of which is nor shall be deemed to be incorporated by reference in this Annual Information Form.

The technical information contained in this section has been reviewed and approved by Dr. Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 25, 2025 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko's interest. Osisko's interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico.

Project Description, Location and Access

The Canadian Malartic Complex is located within the town of Malartic, Québec, approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. As at December 31, 2024, Canadian Malartic was estimated to have Proven and Probable Mineral Reserves containing approximately 7.50 million ounces of gold comprised of 127.50 million tonnes of ore, grading 1.83 grams of gold per tonne.

The Canadian Malartic Complex operates under mining leases obtained from the Ministry of Natural Resources and Forests (Québec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Québec). The Canadian Malartic Complex consists of a contiguous block comprising two mining concessions, six mining leases and 337 mining claims. Expiration dates for the mining leases on the Canadian Malartic Complex vary between November 24, 2029 and November 1, 2042, and each lease is automatically renewable for three further ten year terms upon payment of a small fee. The Odyssey Underground Mine is located east of the Canadian Malartic Mine and extends into the CHL Malartic prospect.

The Canadian Malartic Complex can be accessed from either Val-d'Or or Rouyn-Noranda via provincial highway No 117. The Canadian Malartic Complex is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or. A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work.

Most of the mining claims that make up the Canadian Malartic Mine are subject to a 5% NSR royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% a NSR royalty payable to Osisko. All of the Mineral Resources and Mineral Reserves currently described by Agnico for the Canadian Malartic Complex are subject to either 3% or 5% NSR royalty. In addition, a C$0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic Complex at the time of the sale of the mine in 2014.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic Complex began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corporation acquired ownership of the Canadian Malartic Complex in 2004. Osisko Mining Corporation completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network, and the mill was commissioned in March 2011. The Canadian Malartic Mine achieved commercial production on May 19, 2011. In June 2023, Agnico updated the Odyssey Underground Mine's life of mine plan to, among other things, integrate additional Mineral Resources, and extend the anticipated mine life to 2042.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2023)

The Canadian Malartic Mine is primarily a large open pit operation comprised of the Barnat pit that is transitioning to an underground mine with the development of the Odyssey project. The focus at the Odyssey Underground Mine in 2024 was to continue development to support Odyssey South production, to initiate the preparation of the East Gouldie zone and to reach the mid-shaft loading station with the main ramp. At December 31, 2024, the ramp reached a depth of 945 metres and a total of 11,645 metres had been excavated, in line with project schedule. The main focus in 2025 will remain on developing the main ramp to reach the mid-shaft loading pocket and the total development rate of 19,300 metres is targeted in 2025.

Mining Methods

Mining at the Canadian Malartic Mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 52,000 tonnes per day. The throughput at the Canadian Malartic Complex mill in 2024 averaged 55,511 tonnes per day.

The mine design at the Odyssey Underground Mine includes a 1,800 metre deep production shaft with an expected capacity of approximately 20,000 tonnes per day and a ramp that permits access to depths of 2,000 metres. Production using the ramp commenced in March 2023, and is expected to average 3,500 tonnes per day during 2025. Mining activities are expected to primarily use longitudinal retreat and transverse primary-secondary mining methods with paste backfill depending on mineralization geometry and stope design criteria. Mining at Odyssey Underground Mine is expected to use a combination of conventional and automated equipment, similar to current operations at LaRonde. The mid-shaft loading station is expected to be commissioned in 2027, which will be followed by a gradual ramp up of production from the East Gouldie zone.

Surface Facilities

Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/ truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day but is capable of processing above this capacity when pre-crushed material is processed.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility or into the decommissioned Canadian Malartic pit.

Tailings deposition began in the Canadian Malartic pit in July 2024. During the ramp-up in the fourth quarter of 2024, the Company made adjustments to the process to address the migration of fine materials through the central berm. The adjustments include installing a filtering layer on the central berm. It is expected that in-pit tailings deposition will resume in the first quarter of 2025 and ramp-up to design capacity in the second quarter of 2025. As at the end of 2024, Canadian Malartic's surface tailings storage facility (including the raises to the new tailing cell PR7 which occurred throughout 2024) has remaining capacity of 7.2 million tonnes, equal to approximately four months of tailings production. This excess capacity may be used if necessary to accommodate production if further adjustments are necessary to the in-pit deposition process or in the case of an emergency.

The Odyssey Underground Mine uses the existing surface infrastructure at the Canadian Malartic Complex, including the tailing storage facilities, the processing plant and the Canadian Malartic pit for tailings deposition.

Production and Mineral Recoveries

Agnico's payable production from Canadian Malartic Complex in 2024 was 655,654 ounces of gold and 305,766 ounces of silver from 20,317,261 tonnes of ore grading 1.09 grams of gold per tonne and 0.70 grams of silver per tonne. The production costs per ounce of gold produced at the Canadian Malartic Complex in 2024 were $811. The total cash costs per ounce of gold produced at the Canadian Malartic Complex in 2024 were $930 on a by-product basis and $943 on a co-product basis. The Canadian Malartic Complex processing facility averaged 55,511 tonnes per day and operated approximately 93.6% of available time. Gold and silver recovery averaged 92.5% and 67.0%, respectively. The production costs per tonne at the Canadian Malartic Complex were C$36 in 2024 and the minesite costs per tonne were C$41 in 2024.

The following table sets out the metal recoveries at the Canadian Malartic Complex in 2024.

	Head Grade	Overall Metal Recovery	Payable Production
Gold	1.09 g/t	92.5%	655,654 oz
Silver	0.70 g/t	67.0%	305,766 oz

On February 13, 2025, Agnico reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic Complex for the year 2025.

Geology, Mineralization, Exploration and Drilling Geology

Geology

The Canadian Malartic Complex straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280-N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic Complex is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 16 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7-kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3-kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open-pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to -1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.5 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 2.1 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It is generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dykes and mafic dykes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dykes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Malartic Goldfields, North Barnat, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

In 2025, Agnico expects to spend approximately $31.0 million for 184,400 metres of drilling at the Odyssey Underground Mine with six objectives: continued conversion drilling of East Gouldie Inferred Mineral Resources to Indicated Mineral Resources; testing the immediate extensions of East Gouldie; continued conversion drilling of the Odyssey South zone Inferred Mineral Resources to Indicated Mineral Resources; further investigating the Odyssey internal zones; and converting Inferred Mineral Resources to Indicated Mineral Resources in the Odyssey North zone.

Exploration efforts will continue in 2025 on the wider Canadian Malartic Complex property, following up on previous results obtained on the Rand Malartic and Midway properties, and test conceptual targets at depth around the Canadian Malartic open-pit infrastructure, within the CHL Malartic prospect, East Amphi and Radium North projects. Agnico plans to add 40,000 metres of diamond drilling for a total planned budget of $10 million. The Rand Malartic, East Amphi and Radium North properties are not covered by any Osisko Royalties.

Mineral Reserves and Mineral Resources

On February 13, 2025, Agnico reported Proven and Probable Mineral Reserves of 7.50 million ounces of gold at the Canadian Malartic Complex (127.50 million tonnes grading 1.83 g/t Au) Measured and Indicated Mineral Resources of 3.20 million ounces of gold (52.90 million tonnes grading 1.90 g/t Au) and Inferred Mineral Resources of 9.90 million ounces of gold (144.30 million tonnes grading 2.12 g/t Au) as at December 31, 2024.